The RBB Fund Trust
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 18, 2023

VIA EDGAR TRANSMISSION

Elizabeth Bentzinger
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:        The RBB Fund Trust (the “Trust”)
 File Nos.: 333-200168 and 811-23011

Dear Ms. Bentzinger:

The purpose of this letter is to respond to oral comments provided to U.S. Bank Global Fund Services regarding the Trust’s Post-Effective Amendment (“PEA”) No. 38 to its Registration Statement on Form N-1A. PEA No. 38 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, on Form N-1A on October 25, 2023. This letter responds to the Commission staff’s (the “Staff”) comments on the Evermore Global Value Fund (the “Fund”).

The Trust will file a subsequent PEA under Rule 485(b) (“Amended Registration Statement”) to update any missing information, respond to Staff comments, and file updated exhibits.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Trust’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA No. 38. The Trust confirms that the response to Staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Trust.

PROSPECTUS
Fund Summary – Fees and Expenses of the Fund
1. Comment: Please revise the third sentence of footnote 2 to note that recoupment of any waived advisory fees or expenses paid on behalf of the Fund will not occur more than three years after date on which the fees and expenses were waived or deferred.

Response: The Trust will revise the fourth and fifth sentences of footnote 2 in the Amended Registration Statement as follows:

“~~The Board must approve any recoupment payment made to the Adviser.~~ The Fund will not be obligated to pay any such deferred fees and expenses more than three years after the date on which the fees and expenses were waived or deferred. The Board must approve any recoupment payment made to the Adviser.”

Fund Summary – Principal Investment Strategies
2. Comment: Please supplementary confirm whether the Fund qualifies for the limited derivatives user exception under Rule 18f-4 under the Investment Company Act of 1940, as amended (“1940 Act”).

Response: The Trust supplementally confirms that the Fund qualifies for the limited derivatives user exception under Rule 18f-4.

Fund Summary – Principal Investment Risks
3. Comment: Please rearrange the risk factors in order of importance.

Response: The Trust is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Trust has considered the Commission’s written guidance on ordering of risks, and the Trust believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Trust respectfully declines to make this change.

4. Comment: Please update the “Foreign Securities Risk” language on Brexit.

Response: The Trust will revise the applicable disclosure in the Amended Registration Statement as follows:

“In addition, on January 31, 2020, the UK officially withdrew from the EU, commonly referred to as “Brexit.” Following a transition period, the UK’s post-Brexit trade agreement with the EU ~~went into effect on January 1, 2021~~ entered into force on May 1, 2021. Brexit has led to legal uncertainties and could lead to politically divergent national laws and regulations as a new relationship between the UK and EU is further defined and the UK determines which EU laws to replace or replicate. Until the economic, political and regulatory effects of Brexit become clearer, ~~and while a period of political, regulatory and commercial uncertainty continues,~~ there remains a risk that Brexit may negatively impact the Fund’s investments and cause it to lose money. Any further withdrawals from the EU could cause additional market disruption globally.”

Fund Summary – Performance
5. Comment: Please add a reference to the HFRX Event Driven Index to the second sentence of the second paragraph of this section.

Response: The Trust will add the following language to the Amended Registration Statement:

“The table shows how the Fund’s average annual returns for one year, five years, and ten years compare with those of both a broad measure~~s~~ of market performance and an index of hedge funds with similar investment strategies to the Fund’s.”

More Information about Management of the Fund – Investment Adviser
6. Comment: In the fourth sentence, please provide the aggregate fee paid to the Adviser for a full fiscal year, consistent with Item 10(a)(1)(ii)(A) of Form N-1A.

Response: As a point of information, the Fund’s adviser changed from Evermore Global Advisors, LLC to F/m Investments, LLC d/b/a North Slope Capital, LLC on March 31, 2023, and the Fund changed its fiscal year end from December 31 to August 31. Accordingly, the Trust will add the following language to the Amended Registration Statement:

“For the fiscal year ended December 31, 2022, the management fee paid by the Fund and Predecessor Fund to Evermore Global Advisors, LLC (the “Predecessor Adviser”) amounted to 0.87% of the Fund’s average daily net assets. For the fiscal period from January 1, 2023 through August 31, 2023, the Fund paid the Adviser and Predecessor Adviser an annualized management fee of 0.83% of the Fund’s average daily net assets.”

7. Comment: Please add the name of the Predecessor Adviser.

Response: The Trust will make the requested change to the Amended Registration Statement, as indicated in the response to Staff Comment #6.

More Information about Management of the Fund – Portfolio Management
8. Comment: Please add a section header or other descriptor to denote that the portfolio managers are employees of the Sub-Adviser.

Response: The Trust will make the requested change to the Amended Registration Statement.

* * * * *
If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at edward.paz@usbank.com.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:          Alexander Morris, F/m Investments, LLC
David Marcus, MFP Investors LLC
Steven Plump, The RBB Fund Trust
Jillian Bosmann, Faegre Drinker Biddle & Reath LLP